May 23, 2013

VIA EDGAR AND FEDEX

Jennifer Monick

Senior Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                 HCP, Inc.

Form 10-K for fiscal year ended December 31, 2012

File Number: 001-8895

Dear Ms. Monick:

HCP, Inc. hereby submits this letter in response to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated May 17, 2013. For your convenience, the Staff’s comments have been reprinted in italics below and our responses are in regular print. References to “we”, “our” or the “Company” in this response are to HCP, Inc.

Form 10-K for fiscal year ended December 31, 2012

Financial Statements

Notes to Consolidated Financial Statements, page F-8

(12) Commitments and Contingencies, page F-34

1.              We note your response to our prior comment three. Please amend your filing to provide audited financial statements for HCR ManorCare.

Response: We respectfully advise the Staff that on May 23, 2013 we amended our Form10-K filing for the year ended December 31, 2012 to include the audited financial statements for HCR ManorCare, Inc.

In connection with responding to your comments, we acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our response. Should you have any questions, please call the undersigned at (562) 733-5137.

Very truly yours,

/s/ Timothy M. Schoen
Timothy M. Schoen
Executive Vice President and
Chief Financial Officer

cc:   James W. Mercer, Esq.

Scott A. Anderson

Jose M. Castro

Troy E. McHenry, Esq.